SCHEDULE A

INVESTMENT ADVISORY AGREEMENT

FUND	FUND EFFECTIVE DATE
Schwab California Municipal Money Fund (Formerly Schwab California Tax-Exempt Money Fund)	November 5, 1990

Schwab U.S. Treasury Money Fund	November 5, 1991

Schwab Value Advantage Money Fund	February 7, 1992

Schwab New York Municipal Money Fund (Formerly Schwab New York AMT Tax-Free Money Fund)	November 10, 1994

Schwab AMT Tax-Free Money Fund	November 1, 2006

Schwab Treasury Obligations Money Fund	April 2, 2012

Schwab Variable Share Price Money Fund Schwab Retirement Government Money Fund	January 20, 2016 May 16, 2016

THE CHARLES SCHWAB FAMILY OF FUNDS	CHARLES SCHWAB INVESMENT MANAGEMENT, INC.

By: /s/ Mark D. Fischer	By: /s/ Jonathan de St Paer
Name: Mark D. Fischer	Name: Jonathan de St Paer
Title: Treasurer and Chief Financial Officer	Title: President

Dated as of September 24, 2020